

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 22, 2013

Joseph Gaspar- Chief Financial Officer
Elbit Systems Ltd.
P.O. Box 539
Haifa, 31053 Israel

> **Re: Elbit Systems Ltd.**
> **Form 10-K for the fiscal year ended December 31, 2012**
> **Filed March 13, 2013**
> **File No. 000-28998**

Dear Mr. Gaspar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2012

Item 5. Operating and Financial Review Prospects, page 41

Cost of Revenues and Gross Profit, page 48

1. We note that your discussion does not address cost of revenues directly. In this regard, we believe your discussion should be enhanced with a discussion of the significant cost components included in cost of revenues, as a percentage or in dollar amounts, and changes to such cost components that had a material impact on your results of operations. Please give consideration to including a tabular presentation of these cost components, such as labor and material cost, to enhance the narrative discussion. See Instruction #4 to Item 303(a) of Regulation S-K and your response to us, dated September 17, 2008, which indicates you will revise your discussion and provide the applicable analysis regarding the cost of revenues in accordance with Interpretive Release 33 – 8350; 34 – 48960; FR – 72 (Dec. 29, 2003).

Contractual Obligations, page 57

2. Please expand your table to disclose, at a minimum, the amount of scheduled interest payments on your long-term debt obligations (i.e., fixed and variable rate). You may determine the appropriate methodology to estimate the interest payments. Your methodology and significant assumptions should be disclosed in a footnote to the table. If the amount of interest on variable rate debt cannot be reliably estimated, please disclose this fact and state the significant terms of the obligations.

Item 11. Quantitative and Qualitative Disclosures About Market Risk, page 95

3. In risk factor disclosures, on page 7, you indicate that you face risks of changes in costs under fixed-priced contracts. To the extent that the risk of changes in estimated costs under fixed price contracts is due to commodities pricing, it appears that you should revise your disclosure to include a discussion regarding price volatility of such materials. Such a discussion should include a corresponding sensitivity analysis disclosing the impact that changes in price would have on your results of operations, if material.

Note 2- Significant Accounting Policies, page F-14

T. Revenue Recognition, page F-21

4. On page F-22, you indicate that you periodically review estimates of progress towards completion and project costs. You also indicate that if any of the factors were to change, it is possible that materially different amounts would be reported on your consolidated financial statements. In this regard, please tell us and consider disclosing that revisions of such estimates were not material. If you have material revisions to your estimates, please revise your disclosures to comply with ASC Topic 605-35-50-9 through 10.

5. We note your disclosures on pages F-22 and F-23 with regard to multiple element arrangements. While your provide a discussion of the factors, input assumptions, and methods used to determine selling price overall, it is not clear how your current disclosures comply with requirements set forth in ASC Topic 605-25-50-2. Please advise.

Note 6- Investments in Affiliated Companies, Partnerships and Other Companies, page F-30

B. Investments in companies accounted for under the equity method, page F-31

6. We note that you hold a 50.1% interest in Opgal and a 51% interest in an Asian Company. While you indicate that you jointly control Opgal with Rafael and that your partner in the Asian company has participation rights in the day-to-day operations, please provide us with more details regarding these arrangements. In particular, please provide with your analysis that such investments are not controlled by you. In addition, please provide us with your basis in the accounting literature used in arriving at your conclusion that you do not control these two entities. Your discussion should include more details of the joint control agreement

with Rafeal as well as a discussion of the participation rights in day-to-day operations in the Asian company by your partner, including whether or not such participation rights are considered substantive.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief